# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Upstream Bio, Inc., CIK 0002022626
CUSIP: 91678A107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 890 Winter Street, Suite 200, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-25-012954
Filed by CIK 0001232258

## Reporting persons
- HBM Healthcare Investments (Cayman) Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 2,195,111; shared voting power 0; sole dispositive power 2,195,111; shared dispositive power 0; aggregate amount beneficially owned 2,195,111 (4.1% of the class)
  Comment: Voting and investment power over the shares held by HBM Healthcare Investments (Cayman) Ltd. is exercised by the board of directors of HBM Healthcare Investments (Cayman) Ltd. (the "Board"). The Board consists of Jean-Marc LeSieur, Richard H. Coles, Sophia Harris, Dr. Andreas Wicki, Mark Kronenfeld, M.D., and Richard Paul Woodhouse, none of whom has individual voting or investment power with respect to the shares.

## Item 1. Issuer
Name of issuer: Upstream Bio, Inc.
Address of issuer's principal executive offices: 890 Winter Street, Suite 200, Waltham, MA, 02451

## Item 2. Person Filing
Name of person filing: HBM Healthcare Investments (Cayman) Ltd. (the "Reporting Person")
Address of principal business office or, if none, residence: Governors Square, 23 Lime Tree Bay Avenue, PO Box 30852, Grand Cayman, KY1-1204, Cayman Islands
Citizenship: Cayman Islands, British West Indies

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2025, the Reporting Person may be deemed the beneficial owner of 2,195,111 shares of Common Stock, which represent approximately 4.1% of the shares of Common Stock outstanding. The percentage set forth herein is calculated based on 53,909,427 shares of Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025.
Percent of class: 4.1%
Sole power to vote or to direct the vote: 2,195,111
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,195,111
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- HBM Healthcare Investments (Cayman) Ltd.: /s/ Jean-Marc LeSieur, Jean-Marc LeSieur, Managing Director (11/14/2025)